                                   FORM 10-SB

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                DENMANS.COM, INC.
                                -----------------
                 (Name of Small Business Issuer in its charter)

                                    COLORADO
                                    --------
                         (state or other jurisdiction of
                         incorporation or organization)

                          #780 - 789 WEST PENDER STREET
                          -----------------------------
                           VANCOUVER, BRITISH COLUMBIA
                           ---------------------------
                                     V6C 1H2
                                     -------
              (Address of principal executive offices and zip code)

                                 (604) 684-7804
                                 --------------
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE
                                      ----

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                     Title of each class to be so registered


                           FORWARD LOOKING STATEMENTS

Denmans.com, Inc. (the "Company" or "Denmans") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.


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PART I

ITEM 1.    DESCRIPTION OF BUSINESS

I.       BUSINESS DEVELOPMENT
         --------------------

A.       DENMANS.COM, INC.
         -----------------

Denmans.com, Inc. (the "Company") was incorporated in January 1999 in the state of Colorado as IDS Internet Distribution Systems Inc. For marketing, branding and promotional reasons, the Company changed its name in July 1999 to Denmans.com, Inc. In March 1999, Denmans Jewelry (USA) Inc. was incorporated as IDS Jewelry (USA) Inc. in the State of Nevada which is intended to act as the operating company for all USA based business activities of the Company. In March, 1999, Denmans Jewelry (Canada) Inc. was incorporated as IDS Jewelry (Canada) Inc. in British Columbia, Canada which is intended to act as the operating company for all Canada based business activities of the Company. The name of the U.S. subsidiary was changed in July 1999 and the name of the Canadian subsidiary was changed in August, 1999 to conform to the name change of the parent company. The intent of the Company is to develop an electronic website or websites for the purpose of retailing jewelry and jewelry related products to the public in established markets. The Company, including its subsidiaries, employs 6 full time persons. The majority of these individuals either develop and produce the content for the website for display on the computer accessible medium known commonly as the Internet, pursue alliances with manufacturers of jewelry related products for sale on the website, or develop alliances with other jewelry related websites which are intended to allow the Company's website to be linked to such websites for the purpose of driving Internet traffic to the website.

B.       DENMANS.COM, INC. CORPORATE HISTORY
         -----------------------------------

In January 1999, the Company filed its Articles of Incorporation with the Secretary of State of Colorado as IDS Internet Distribution Systems Inc., in which, among other things, the Board of Directors was elected as follows: Mark
N. Dohlen, Douglas N. Bolen, Kurt S. Dohlen and Terry G. Bowering. The authorized capital of the Company consists of 100,000,000 Common Shares and 50,000,000 Preferred Shares. On January 7, 1999, the Directors, by way of Organizational Consent of the Directors of the Company, accepted the stock subscriptions and payment for the number of shares issued to the individuals referred to above at a price of $0.001 per share. In addition, the Directors appointed Mark N. Dohlen to the office of President, Douglas N. Bolen to the office of Secretary and Kurt S. Dohlen to the office of Chief Operating Officer.

On February 10, 1999, the Company accepted subscription agreements from nine entities to acquire securities of the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized the Company to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 4,500,000 Common Shares at a price of $0.001 per Common Share. Pacific Stock Transfer Company was appointed as the Transfer Agent of the Common Shares of the Company.


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On May 15, 1999, a Board of Directors Meeting was held at which the number of the Board members was increased to five and the following additional member was elected to the Board: Dr. Drew C. Parker.

On July 23, 1999, by way of Shareholders' Consent, the name of the Company was changed from IDS Internet Distribution Systems Inc. to Denmans.com, Inc. to further Management's plans in respect of marketing. On July 28, 1999, by way of Shareholders' Consent, the name of the U.S. subsidiary was changed from IDS Jewelry (USA) Inc. to Denmans Jewelry (USA) Inc.. On August 1, 1999, by way of Shareholders' Consent, the name of the Canadian subsidiary was changed from IDS Jewelry (Canada) Inc. to Denmans Jewelry (Canada) Inc.

On August 20, 1999 the Board of Directors accepted the resignation of Mark N. Dohlen from the positions of Chairman of the Board of Directors, President and Director. On the same day, the Board of Directors appointed Kurt S. Dohlen to the offices of President and Chairman of the Board.


II.      BUSINESS OF THE ISSUER
         ----------------------

Denmans Jewelry (USA) Inc. ("Denmans USA") was incorporated in March 1999 as IDS Jewelry (USA) Inc. and is based in Nevada, USA. Denmans USA is a wholly owned subsidiary of the Company and is intended to act as the operating entity for the Company's business in the USA. Denmans Jewelry (Canada) Inc. ("Denmans Canada"), was incorporated as IDS Jewelry (Canada) Inc. in Vancouver, British Columbia, Canada is a wholly owned subsidiary of the Company and is intended to act as the operating entity for the Company's business in Canada. The Company, through its wholly owned subsidiaries, intends to establish itself as an on-line retailer of Jewelry and jewelry related products. Its early entry into the on-line jewelry products retailing industry is expected to help the Company gain a well-recognized brand and a large customer base. The Company intends to strive to combine the advantages of online commerce with a superior customer focus in order to be the authoritative source for jewelry and jewelry related products. The Company's online store is expected to offer broad selection, informative content, easy to use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations. With the intention to make available up to 250,000 items, the Company will provide a selection of readily available products that is 20 to 50 times that of a typical, store-based, jewelry products retailer. The Company's store will be open 24 hours a day, seven days a week and will offer its customers convenient and timely product fulfillment, including an overnight delivery option.

The Company intends to implement a broad array of scalable site management, search, customer interaction and distribution services systems that are intended to be used to display products, process customer orders and payments. These proposed services and systems use a combination of commercially available, licensed technologies which are being customized and integrated to provide the platform for the online store. The Company has entered into an agreement with Webcast Systems Inc., a Vancouver based software developer whereby the Company obtains consulting, programming, service and support in respect of the development and hosting of its online stores. Management believes that the software will have the capacity to facilitate every aspect of the Company's plans in respect of the stores, including order taking, confirmation of orders, organize, place and manage orders with suppliers, manage shipment of products to customers, credit card processing, order fulfillment, distribution, data collection, accounting and the provision of information of users.


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III.     BUSINESS AND MARKETING STRATEGIES
         ---------------------------------

The Company intends to be a leading Web-based retailer focused exclusively on jewelry and jewelry related products. By combining expertise in jewelry and jewelry related products and a commitment to excellent customer service with the benefits of Internet retailing, the Company believes it will be able to deliver a unique shopping experience to consumers. The Company's initial product focus has been on jewelry with the intention to grow into one of the leading online retailers jewelry products. The Company anticipates being able to carry approximately 250,000 jewelry items. Management believes that jewelry and jewelry related products are well suited for online commerce given brand recognition, generally high average sales prices and relatively low average distribution and shipping costs.

            MARKET OPPORTUNITY

Management believes that many people find shopping for jewelry and jewelry related products to be time-consuming and inconvenient because few traditional store-based retailers currently combine an extensive selection, convenient shopping hours, broad geographic coverage and knowledgeable staff. The online store is designed to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. The key components of the Denmans.com experience are intended to include:

- - EXTENSIVE PRODUCT SELECTION. The Company intends to offer an extensive variety of jewelry and jewelry related products, with a view to offering one of the largest selections of jewelry available on the Internet.

- - COMPELLING CONTENT AND DETAILED PRODUCT INFORMATION. The Web site is intended to include significant content and detailed product information, such as displaying over 250,000 product photos, specific brand histories and key messages. Management also intends to employ numerous specialists to provide a convenient and enjoyable shopping experience and to help customers make informed purchasing decisions.

- - COMPETITIVE PRICES AND COMPELLING VALUE. Compared to traditional store-based retail competitors, management believes that the cost structure will be lower. As a result, management intends to offer customers products at competitive prices and, combined with a high-quality shopping experience, provide compelling value.

- - COMMITMENT TO EXCELLENT CUSTOMER SERVICE. Jewelry and jewelry related products consumers expect the highest level of personalized customer service. The Company is committed to superior customer service and intends to provide trained customer service representatives, extended warranties, gift-wrapping and a generous return policy.

- - PERSONALIZED SHOPPING EXPERIENCE. The online store is intended to provide convenient and useful services that enhance the shopping experience. The Web site is intended to include features such as an innovative online product showcase that allows customers to choose and compare products side-by-side, gift suggestions and software that allows real-time online customer interaction. The Company intends to strive to make its customers' experience informative, efficient and intuitive by constantly updating and improving its store format and features. The Company's online store intends to incorporate "point and click" options, supported by technical enhancements including easy-to-use search capabilities (by brand, style, size, price), personalized jewelry products suggestions, order tracking and confirmation. The online stores is planned to promote jewelry products learning and discovery by enabling visitors to access information on brands, ratings, articles on jewelry products topics and potentially up to approximately 250,000 viewing samples of both popular items and hard to find items. These features are intended to make shopping at the store entertaining and informative and encourage purchases and repeat visits.

- - GEOGRAPHIC COVERAGE. By selling online, it is expected that the online store will be able to offer an extensive selection of products throughout the U.S. and worldwide where the products might not otherwise be available.

- - MULTILINGUAL CAPABILITIES. The Company believes that international markets will represent a significant portion of the Company's future sales since many products offered by the Company are not otherwise available in these markets. Based on the data referred to below, management believes that a significant market opportunity exists outside of the U.S. As such, the Company intends to introduce Spanish, French, German, Portuguese and Japanese language versions of its proposed Web sites that contain translation of account registration and ordering instructions, and supports its international sales efforts with customer service representatives fluent in these languages. The Company intends to introduce additional foreign language versions in the future.


                                       5
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            STRATEGY

The Company's objective is to be one of the leading online retailers of jewelry and jewelry related products. Key elements of management's strategy include:

- - FOCUS ON THE JEWELRY MARKET. Management intends to capitalize on what it intends to offer in order to create a leading online market position in jewelry products to become the primary destination for consumers to purchase jewelry and jewelry related products. The objective is to grow the Company's market position and expand its customer base through superior execution and strong relationships with leading manufacturers, distributors and suppliers.

- - CONSTANTLY EXPAND PRODUCT LINES AND CATEGORIES. Management intends to enhance product offerings by expanding into additional jewelry related product categories that management believes present significant online market opportunities. Management believes that offering a broader selection of products will enable the Company to increase sales per customer visit, encourage repeat purchases and expand the customer base.

- - BUILD DENMANS.COM EXPERIENCE AND BRAND. Management intends to establish a brand identity that will support the creation of an Internet jewelry community and provide leading manufacturers and distributors with a powerful new distribution channel consistent with their jewelry identities. Management intends to focus the brand campaign on selection, convenience, value, trust and service.

- - CREATE RELATIONSHIPS WITH LEADING JEWELRY MANUFACTURERS. Management's intent is to be the Internet retailer of choice for jewelry and jewelry related products. The Company intends to create, maintain and strengthen relationships with jewelry manufacturers and suppliers as we increase the number of products offered.

- - PURSUE WAYS TO INCREASE SALES. Management intends to pursue new opportunities to develop sales by continually expanding into new product categories, increasing product selection, taking steps to add new customers and to promote repeat purchases. In addition, management intends to pursue international market opportunities, establish strategic alliances and acquire complementary businesses, products and technologies.

- - OPERATIONAL AND SYSTEMS INFRASTRUCTURE. Management plans to devote substantial resources to developing and growing the systems and operational infrastructure to handle customer volume, enhance service offerings and take advantage of the unique characteristics of online jewelry products retailing.


         MERCHANDISING

Management believes that the breadth and depth of its proposed online store's product selection, together with the flexibility of its proposed online store and its range of helpful and useful shopping services, will enable the Company to pursue a unique merchandising strategy. Unlike store-based retail formats, the Company's online store is expected to provide the Company with significant flexibility with regard to the organization and presentation of product selection. To encourage purchases, management intends to feature various promotions on a rotating basis throughout the store and continually update the online recommendations. Management intends to actively create and maintain pages that are designed to highlight certain products and brands. The following are examples of some of the Company's expected specific merchandising strategies.

     ONLINE BOUTIQUES. In partnership with major jewelry brands, the Company intends to have dedicated pages that communicate a brand's marketing message. These pages are intended to detail a brand's history, product features, quality statements and other key messages. In this way, it is intended that the store will be able to provide more consistent and comprehensive information for more products to the customer than a sales representative in a traditional retail store would be able to communicate. No such partnerships have yet been made.

     JEWELRY BOX. It is intended that, as customers shop and find items of interest, they will be able to move such items into a special area of the online store called the "jewelry box" where the item or items can be viewed at a later date and items may be added or removed from the jewelry box at any time. With this feature, it is intended that customers can shop on one occasion and return on another occasion to review the items placed in the jewelry box and make purchases accordingly.

     FEATURED PRODUCTS. Management intends to frequently give a product prominent placement on the site, describe its key features and potentially highlight it as either a "great value", a "gift to give" or as "perfect for the special occasion". Products that receive this merchandising focus are expected to generally receive a boost in sales.


                                       6
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     PRODUCT BUNDLING. To promote purchases of higher value items, management intends to combine products from the large selection to offer bundling promotions, such as offering a free gift with purchase or just simply making a suggestion that specific items go well together.

     SPECIAL PROMOTIONS. Management intends to offer certain products on promotion and provide special pricing. The technological advantages of online retailing, compared to traditional store-based retailing, are expected to allow the Company to adjust promotions rapidly to promote targeted sales.


            MARKETING & PROMOTION

Management intends to continue developing a marketing and promotion strategy to build the Denmans.com brand, increase customer traffic, promote the sales of new products, maximize repeat purchases and build strong customer loyalty. The Company's marketing and promotional activities are planned to primarily target a customer demographic that is more likely to buy Denmans.com's jewelry and jewelry related products. These activities include both offline and online advertising.


     ONLINE ADVERTISING. Although nothing has been contracted for in the following areas, management intends to obtain banner advertisement agreements with major Internet content and service providers, and targeted jewelry related sites. Management also intends to partner with other major online portals, Internet service providers and luxury and premium market-related Web sites to build the brand and increase the Company's Internet presence. In addition, the Company intends to establish an affiliate program and other initiatives aimed at increasing traffic and supporting the brand development. Under the proposed affiliate program, the Company would pay registered affiliates referral fees for sales generated via their links to the Company's Web site.

     ONLINE DIRECT MARKETING. As the customer base grows, management intends to collect significant data about the Company's customers' buying preferences and habits in an effort to increase repeat purchases. Management intends to maximize the value of this information by delivering meaningful information and special offers to customers via e-mail and other means. In addition, management intends to publish a free, weekly, online newsletter delivered by e-mail to subscribers in which will be highlighted important developments, special promotions, jewelry related information and special occasions for which purchases from the store would be appropriate.

     OFFLINE ADVERTISING. The Company intends to use offline advertising to promote both our brand and specific merchandising opportunities. To date, the Company has not conducted any off-line advertising. The Company's plan is to focus these efforts on print advertisements in newspapers located in cities with high Internet use, such as Austin, Boston, San Francisco and San Jose. Management also plans to utilize other forms of traditional offline advertising, including television, radio, magazines, outdoor advertising and direct mail, in order to continue building our brand recognition.


            FULFILLMENT OPERATIONS

Purchases. Once an item has been selected, customers are expected to simply click on the price to add products (including, advance orders of yet-to-be released products) to their virtual shopping carts. Customers are intended to add and remove products from their shopping carts as they browse, prior to making a final purchase. The shopping cart page is expected to display each item that has been placed in the cart, including title, price and any applicable discount. To execute orders, customers are intended to click on the "Buy" button and will be prompted to select shipping and payment methods online or by e-mail, facsimile or telephone. Customers may also be able to add products which they may wish to purchase on future visits to their "Jewelry Box," a special section of the shopping cart where items may be stored over multiple visits.

Payment. In paying for orders, customers are intended to be able to use credit cards, bank transfers, personal checks or money orders. For convenience, the Company intends to enable customers to store credit card information on the Company's secure server, thereby avoiding the need to re-enter this information when making future purchases. The Company intends to offer a variety of shipping options, including overnight delivery. The Company intends to automatically confirm each order by e-mail within minutes after the order is placed and subsequently will confirm shipment of each order by e-mail.


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Distribution and Fulfillment. All of the Company's inventory is intended to be owned and held by outside vendors and shipped directly from these vendors to customers. The breadth of the inventory maintained by these vendors provides the Company with the ability to maintain high order fill rates. Denmans.com intends to update its site daily with inventory information received from its vendors, which will enable customers to check the availability of products before ordering. The Company intends to electronically transmit orders to its outside vendors up to once daily. Orders may be shipped by these vendors using a Denmans.com box, label and invoice, in most cases within a 24 hours after an order is placed with the Company. A customer's credit card may be charged once an order is shipped.

The Company intends to obtain its products from brands and a diverse network of distributors, manufacturers, brokers and wholesalers. To date, no contracts with such have been executed but negotiations for the supply and distribution of jewelry products are underway. The Company has entered into negotiations for the supply and distribution of Jewelry products with the following: Bijan F. Designs, Inc., a California corporation specializing in the manufacture of high end jewelry and the importation of loose diamonds, with an inventory of over 2,000 items; FCI & First Class Inc., a New York corporation with an inventory of over 5,000 styles of imported Italian gold chains and diamond jewelry; Raya Inc., a California corporation which manufactures approximately 2,000 styles of designer gold jewelry; Kim International Manufacturing Inc., a Texas corporation which distributes in excess of 10,000 pieces of fine jewelry products; and Stuller USA Inc., and Illinois corporation which manufactures approximately 40,000 pieces of various types of jewelry. All negotiations entered into to date with the above referenced corporations contemplate supply, distribution and fulfillment of the respective products.

Management's efforts are ongoing to expand the number of direct relationships with manufacturers, suppliers, brokers, distributors and wholesalers in all the product categories.


IV.      INDUSTRY OVERVIEW
         -----------------

            GROWTH OF THE INTERNET AND ONLINE COMMERCE

The Internet is the largest and most widely used computer network in the world and provides access to an incredible volume of information and data. Management of the Company believes that hundreds of billions of private and public dollars will be invested over the next decade to weave together the global information systems, including the hardware and software necessary to navigate the Internet.

Internet usage and online commerce continue to grow worldwide. International Data Corporation, or IDC, estimates that there were 159 million Web users worldwide at the end of 1998. IDC anticipates that number will grow to approximately 510 million users by the end of 2003. IDC also estimates that revenue generated worldwide from online commerce will exceed $1.3 trillion by 2003. This growth can be attributed to many factors, including, a large and growing installed base of personal computers and other Internet-connected devices in the workplace and home, advances in performance and speed of personal computers and modems, improvements in network security, infrastructure and bandwidth, easier and cheaper access to the Internet; and the rapidly expanding availability of online content and commerce sites.

The growth in online commerce can also be attributed to a number of advantages the Internet provides to online retailers. Online retailers can display a larger number of products at a lower cost than traditional store-based or catalog retailers. In addition, online retailers can rapidly adjust their selections, editorial content and pricing, providing significant merchandising flexibility. Online retailers also benefit from the minimal cost to publish on the Web, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional retail channels, online retailers do not have the cost of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.


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            TRADITIONAL JEWELRY PRODUCTS MARKET

The jewelry products market includes a broad selection of product categories, including, rings, necklaces, pendants, bracelets, earrings, pins, watches, accessories and loose gems. Based on data from The World Gold Council, US sales of gold products in 1998 amounted to approximately 60 billion dollars. The Wall Street Journal, Friday April 16, 1999 published an article in which the author estimated that the worldwide diamond industry generated approximately 50 billion dollars in 1998 and The International Colored Gemstone Association reports worldwide sales of gemstones in 1996 to be approximately 10 billion dollars. International Data Corporation reports approximately 6 billion dollars in total worldwide retail sales in 1998 of mid-range to high-end watches, which typically have retail prices ranging from approximately $75 to more than $5,000. The Movado Group Inc., a premiere manufacturer of fine watches estimates the watch industry worldwide to generate approximately 13 billion dollars annually. Management believes that these jewelry product categories, along with those for which no statistics have been found, represent significant online commerce opportunities.

            TRADITIONAL RETAIL CHANNELS FOR JEWELRY PRODUCTS.

Management believes that the traditional retailers for jewelry and jewelry related products in the United States today can be grouped as follows:

- - high-end department stores and jewelry stores often strive to provide a high level of customer service and a knowledgeable sales staff, but typically offer a limited selection of mid-range to high-end products;

- - national department stores tend to carry broad selections of low-end to mid-range products from brands that are complementary to the stores' other offerings, but typically offer limited product-specific customer service;

- - specialty and single brand stores are retail locations that carry a broad selection of specific product categories, but are limited to the geographic region in which the few physical stores are located; and

- - boutiques are small stores often located in malls that generally carry a selection of the latest trends in lower-priced, fashion products and accessories.

            CHALLENGES IN TRADITIONAL LUXURY GOODS RETAILING.

Management believes that traditional store-based retailers face a number of challenges in providing a satisfactory shopping experience for buyers of jewelry and jewelry related products.

- - Selection is limited because physical retail space constrains the number of styles and the amount of product inventory that may be carried by any one store. In addition, the significant carrying costs of physical inventory in multiple store locations require traditional store-based retailers to focus their product selection on the most popular products that produce the highest inventory turns, further limiting consumer selection.

- - Traditional store-based retailers have a high cost structure. Most of the leading jewelry products retailers are located either in the most exclusive and expensive shopping locales or in high-cost retail outlets or malls, both of which must be in close proximity to the target buyers. This is because their sales are dependent on serving customers who are willing to physically visit their stores. Traditional retailers sell jewelry products often at a significantly higher price than wholesale to cover high operating costs. As a result, consumers ultimately pay for the high cost structure of the retail store.

- - The needs of jewelry products customers are changing. Increasingly, jewelry product manufacturers are appealing to a broader, time-constrained customer base that is not willing or able to spend the time necessary to shop in traditional store-based retail locations.

- - In many cases, customers are served by employees with limited knowledge regarding the features of the products they sell, whether due to high employee turnover, limited training or other factors.

- - Traditional store-based retailers can only serve those customers who have convenient access to their stores. These store-based retailers must open new stores to serve additional geographic areas, resulting in significant investments in inventory, physical space, leasehold improvements and the hiring and training of store personnel.

Management believes that few traditional store-based retailers currently offer an extensive selection of jewelry and jewelry related products, broad geographic coverage and convenient access, and staff that is sufficiently knowledgeable to assist with significant customer decisions typically involving purchases of several hundred to several thousand dollars. As a result, management believes customers often do not find shopping for jewelry and jewelry related products to be a convenient or enjoyable experience.

            THE DENMANS.COM SOLUTION

Denmans.com intends to become a leading Web-based retailer focused exclusively on jewelry and jewelry products, including, gold, silver and platinum rings, necklaces, pendants, bracelets, earrings, pins, watches, accessories and loose gems, including diamonds and pearls. The online store is intended to offer an extensive selection of jewelry products and services. The online store is being designed to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. It is intended that the online store will provide an extensive selection, detailed product information that enables consumers to make informed decisions, competitive pricing compared to traditional retail channels, a commitment to the highest level of customer service and the convenience of online shopping. The key components of the proposed Denmans.com online store include:

     EXTENSIVE PRODUCT SELECTION. Management intends to offer a broad selection of jewelry and jewelry related products that would be economically and physically difficult to offer in a traditional store, together with the unique environment of the Internet that management expects will enable the Company to dynamically adjust the product mix and merchandising strategy. The online store is expected to offer in excess of 250,000 items of jewelry. Additionally, it is intended that the store will offer not only popular items of jewelry which may be easily found elsewhere but also hard to find items from around the world which lack U.S. distribution networks. Management believes that its extensive selection increases the likelihood that the consumer will find the product they would like to purchase.

     COMPELLING CONTENT AND DETAILED PRODUCT INFORMATION. The Web site is intended to include significant content and detailed product information to provide customers with a convenient and enjoyable shopping experience. The Web site is intended to display detailed product descriptions and over 250,000 product photos. For certain brands, management intends to dedicate pages to communicating specific brand histories and key messages. Although no agreements have been entered into, the Company also intends to employ specialists with product expertise, such as master watchmakers and a certified gemologist, who are available to address detailed customer questions by phone, e-mail or online chat. The goal is to provide our customers with the product information they need to make educated and highly satisfactory purchase decisions.

     COMPETITIVE PRICES AND COMPELLING VALUE. Compared to traditional store-based retail competitors, management believes that the Company's cost structure will be lower. As a result, management intends to be able to offer customers products at competitive prices and, combined with a high-quality shopping experience, provide compelling value.

     COMMITMENT TO EXCELLENT CUSTOMER SERVICE. Jewelry products consumers expect the highest level of personalized customer service, which management is committed to providing. Customer service representatives are intended to be available through phone, e-mail and an online chat service and are expected to be trained to answer a broad array of questions regarding product styles, features and technical specifications, as well as provide product recommendations. Management intends to offer customers a certification of authenticity and an extended warranty. In addition, management intends to gift-wrap. It is intended that every order will be confirmed via e-mail after it is placed and customers will be offered a 30-day full product refund to ensure customer satisfaction.

     PERSONALIZED SHOPPING EXPERIENCE. Management intends to provide a convenient and enjoyable shopping experience that addresses the dynamic needs of the jewelry products customer. These services are intended to help consumers search through the product offerings and make informed selections. The services are expected to include:

- - Search Capability. The site is intended to offer search capabilities making it easy for customers to find products on the site. Key search criteria include brand, price, keyword, size, features, occasion and other criteria. In addition, it is intended that customers may conduct targeted searches, browse among top selling items and other featured items, read reviews, view samples, register for personal communications, including personalized special occasion reminders, and participate in in-store promotions and contests.

- - Real-Time Customer Interaction. The Company intends to allow customers to use real-time, online customer interaction software, through which a customer service representatives is able to answer specific questions about products and services. This feature is intended to allow customers shopping from home with just one phone line to communicate in real-time with a customer service representative without losing their Internet connection and leaving the online store.

- - Availability Notification. Because the business model does not contemplate carrying inventory, the Company intends to be in constant electronic contact with its suppliers. In this way, when a customer places an order, the customer can be advised immediately of the availability of the item selected and the anticipated shipping time for the item.

- - Price Alert. The Company intends that customers can ask to be notified by e-mail if the price for a product changes and customers can also specify a desired target price and ask to be notified by e-mail if the product reaches that target price.

- - Occasion Alert. The Company plans to make available to customer a registration form into which they can input important dates like birthdays, anniversaries, graduations, and the like so that the online store will automatically notify the customer in advance of such dates that they are quickly arriving. Management also anticipates being able to make gift suggestions at this time, all of which will be done via e-mail.

- - Gifts and Wish List. Management intends to provide a variety of gift suggestions and feature product suggestions for particular holidays. The online store is also intended to provide a wish list service that customers can use to provide friends and relatives with gift ideas by e-mail. Customers buying gifts are intended to be able to choose among a variety of gift-wrap styles at the time of order. The online store is intended to be able to facilitate the purchase of gift certificates which may then be electronically given away as gifts via e-mail.

- - Shopping Hours. The online store is intended to provide consumers the opportunity to shop from their homes, offices or other locations 24 hours a day, seven days a week.

     Geographic Coverage. By selling online, management intends to be able to sell products throughout the U.S. and worldwide where the products might not otherwise be available. In addition, it is intended that consumers will be able to go to one location and find an extensive selection as opposed to visiting several stores with limited product offerings.

V.       COMPETITION
         -----------

The online commerce market is new, rapidly evolving and intensely competitive. Management expects to face stiff competition in every product category that the online store offers. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost.

Management potentially will compete with a variety of competitors, including the following:

- - traditional retailers of jewelry and jewelry related products, which may compete with both an online and offline presence, including high-end department stores, jewelers, jewelry boutiques and national department stores;

- - manufacturers of jewelry products that decide to sell directly to end-customers, either through physical retail outlets or through an online store;

- - other online retailers of jewelry and jewelry related products, including online service providers that feature shopping services; and

- - catalog, direct mail and multi level marketing retailers of jewelry and jewelry related products.

Management believes that the following are the principal competitive factors in the Company's proposed market: brand recognition; selection; convenience; order delivery performance; customer service; site features and content; and price.

Many of the Company's current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than the Company can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors.

Certain of the Company's competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than can the Company. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Given the fact that the Company has no operating history, many of the Company's competitors have significantly greater experience selling jewelry and jewelry related products.

The Company's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online jewelry and jewelry related product sellers, may increase competition.

VI.      RISKS
         -----

            A.         RISKS RELATED TO OUR BUSINESS

The Company has no operating history upon which to base an evaluation of the business and prospects. The business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. As a result of the limited operating history, it is difficult to accurately forecast net sales and management has no historical financial data upon which to base planned operating expenses. Management based our current and future expense levels on operating plans and estimates of future net sales, and expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders received, which is uncertain. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause net losses in a given period to be greater than expected.

FUTURE LOSSES AND NEGATIVE CASH FLOW, WHICH MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE.

Since incorporation, the Company has expended resources on technology, Web site development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. Management anticipates losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the expansion of fulfillment operations, which includes supply procurement, order receipt, packaging and shipment; the addition of customer service personnel; the continued development of the Web site, the systems and staff that are intended to process customer orders and payments, and the computer network; the expansion of product offerings and Web site content; and development of relationships with strategic business partners.

The Company's ability to become profitable depends on its ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If the Company does achieve profitability, it cannot be certain that it would be able to sustain or increase profitability on a quarterly or annual basis in the future.

THE OPERATING RESULTS ARE DIFFICULT TO PREDICT. IF THE COMPANY FAILS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF THE COMMON STOCK MAY DECLINE SIGNIFICANTLY.

Management expects both quarterly and annual operating results to fluctuate significantly in the future. Because the operating results will be volatile and difficult to predict, in some future quarter the operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the common stock may decline significantly. Factors that may harm the business or cause the operating results to fluctuate include the following: the inability to obtain new customers at reasonable cost or encourage repeat purchases; decreases in the number of visitors to the Web site or the inability to convert visitors to the Web site into customers; the inability to maintain an adequate selection of products; seasonality; the inability to manage fulfillment operations; the inability to adequately maintain, upgrade and develop the Web site, the systems that are intended to process customer orders and payments via the computer network; the ability of competitors to offer new or enhanced Web sites, services or products; price competition; an increase in the level of product returns; fluctuations in the demand for jewelry products; the inability to obtain product lines from suppliers; the availability and pricing of merchandise from vendors; consumer confidence in online encrypted transactions; the failure to develop marketing relationships with key business partners; increases in the cost of online or offline advertising; the amount and timing of operating costs and capital expenditures relating to expansion of operations; unexpected increases in shipping costs, particularly during the holiday season, and the inability to recover these costs from customers; unexpected increases in delivery times, particularly during the holiday season, which could harm the Company's reputation, increase returns and cause customer dissatisfaction; technical difficulties, system downtime or Internet brownouts; government regulations related to use of the Internet for commerce or for sales and distribution of jewelry products; and economic conditions specific to the Internet, online commerce and the jewelry products market.

A number of factors will cause gross margins to fluctuate in future periods, including the combinations of jewelry products sold, marketing and supply decisions, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce gross margins in future periods.

SEASONAL FLUCTUATIONS IN NET SALES, WHICH WILL CAUSE QUARTERLY RESULTS TO FLUCTUATE AND COULD CAUSE ANNUAL RESULTS TO BE BELOW EXPECTATIONS.

Management expects to experience significant seasonal fluctuations in net sales that will cause quarterly fluctuations in operating results. In particular, management expects that approximately 40% of net sales for any give year of operations primarily due to gift purchases made during the holiday season will occur.

In anticipation of increased sales activity during the fourth calendar quarter, management intends to hire a significant number of temporary employees to bolster permanent staff. For this reason, if net sales are below seasonal expectations during this quarter, annual operating results could be below the expectations of securities analysts and investors.

Due to the fact that the Company has no operating history, it is difficult to predict the seasonal pattern of sales and the impact of seasonality on business and financial results. In the future, seasonal sales patterns may become more pronounced, may strain personnel and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period.

INABILITY TO PURCHASE CERTAIN OF OUR PROPOSED PRODUCT LINES DIRECTLY FROM THE MANUFACTURER MAY DECREASE NET SALES.

Management intends to purchase most of its products directly from the manufacturers. Part of the Company's proposed success is contingent on attaining or maintaining our ability to buy directly from the manufacturer. If this is lost, net sales or margins may decrease.

INABILITY TO OBTAIN SUFFICIENT QUANTITIES OF KEY PRODUCTS, NET SALES COULD DECREASE.

If the Company is not able to offer its customers a sufficient supply and selection of products in a timely manner, it could lose customers and net sales could be below expectations. Success depends on the ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. As is common in the industry, the Company expects not to have long-term or exclusive arrangements with any manufacturer, distributor or broker that guarantee the availability of products for resale.

From time to time, the Company may have trouble obtaining sufficient product allocations of key products. In addition, key suppliers may have established, and may expand, their own online retailing efforts, which may impact the ability to get sufficient product allocations from suppliers. In several cases, the manufacturers of products that the Company wishes to carry may delay establishing a relationship with the Company until they have their own Web site up and running. In other cases, manufacturers may produce only a small amount of product and rely partially on the scarcity of that product to provide a merchandising mystique. It is unlikely that the Company will obtain product for the Web site from manufacturers who follow the scarcity mystique, and there is no assurance that the Company will actually obtain relationships within all sectors that management planned to offer. Therefore, there is no predictable or guaranteed supply of products.

SALES OF JEWELRY PRODUCTS ARE PARTICULARLY SUSCEPTIBLE TO GENERAL ECONOMIC DOWNTURNS. IF GENERAL ECONOMIC CONDITIONS DETERIORATE, SALES COULD SUFFER.

Purchases of jewelry products are typically discretionary for consumers and may be particularly affected by negative trends in the general economy. The success of operations will depend to a significant extent on a number of factors relating to discretionary consumer spending and affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates, exchange rates, availability of credit and taxation. In addition, because the purchase of jewelry products is relatively discretionary, any reduction in disposable income in general may affect the Company more significantly than companies in other industries.

ABILITY TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

The online commerce market is new, rapidly evolving and intensely competitive. Management expects competition to intensify in the future because current and new competitors can launch new Web sites at a relatively low cost and enter the market with little difficulty. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm net sales and operating results. The Company potentially competes with a variety of other companies, including: traditional retailers jewelry products, which may compete with both an online and offline presence, including high-end department stores, jewelers and national department stores; manufacturers of jewelry products that decide to sell directly to end-customers, either through physical retail outlets or through an online store; other online retailers of jewelry products, including online service providers that feature shopping services; catalog, direct mail and multi level marketing retailers of jewelry products.

Many of the current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company does. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than the Company can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors.

Certain of these competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than the Company can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Because the Company has no operating history, many of these competitors have significantly greater experience selling jewelry products.

The online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online watch sellers, may increase competition.

INABILITY TO BUILD AWARENESS OF THE DENMANS.COM BRAND MAY PROHIBIT THE COMPANY TO COMPETE EFFECTIVELY AGAINST COMPETITORS WITH GREATER NAME RECOGNITION AND SALES COULD BE ADVERSELY AFFECTED.

If the Company is unable to economically achieve or maintain a leading position in online commerce or to promote and maintain its brand, its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. If the leading brands do not perceive the Company as an effective marketing and sales channel for their merchandise, or consumers do not perceive the Company as offering a desirable way to purchase merchandise, the Company may be unsuccessful in promoting and maintaining its brand. Furthermore, in order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers. See "Business -- Business Strategy" and "-- Marketing and Promotion".

IF THE STRATEGY TO SELL PRODUCTS OUTSIDE OF THE UNITED STATES IS NOT SUCCESSFUL, THE BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

If management is not able to successfully market, sell and distribute its proposed products in foreign markets or if certain risks and uncertainties of doing business in foreign markets prove insurmountable then these factors could have a material adverse effect on future global operations, and consequently, on the business, results of operations and financial condition. The Company does not have any current ability to sell products inside or outside of the U.S. as it does not currently have any fulfillment or distribution facility or arrangement or any Web site content localized for these markets, and management cannot be certain that it will be able to establish a global presence. In addition, there are certain risks inherent in doing business on a global level, including: regulatory requirements; export restrictions; tariffs and other trade barriers; difficulties in staffing and managing foreign operations; difficulties in protecting intellectual property rights; longer payment cycles; problems in collecting accounts receivable; political instability; fluctuations in currency exchange rates; and potentially adverse tax consequences.

INABILITY TO SUCCESSFULLY CREATE AND EXPAND FULFILLMENT OPERATIONS MAY CAUSE NET SALES TO FALL BELOW EXPECTATIONS.

The Company must be able to quickly and efficiently fill customer orders. If the Company does not successfully create and expand its fulfillment operations to accommodate increases in demand, particularly during the fourth calendar quarter of each year, it will not be able to increase net sales in accordance with the expectations of securities analysts and investors. The success depends on the Company's ability to rapidly adjust proposed fulfillment operations in order to accommodate a significant increase in customer orders. The Company must also be able to rapidly grow its fulfillment operations and information systems to accommodate significant increases in demand.

PROBLEMS WITH OUR THIRD-PARTY SHIPPING SERVICES COULD RESULT IN LOST CUSTOMERS.

The Company intends to rely upon third-party carriers for product shipments. The Company is therefore subject to the risks, including employee strikes and inclement weather, associated with these carriers' ability to provide delivery services to meet shipping needs. In addition, failure to deliver products to customers in a timely manner would damage reputation and brand.

OPERATING RESULTS DEPEND ON OUR INTERNALLY DEVELOPED WEB SITE, NETWORK INFRASTRUCTURE AND TRANSACTION-PROCESSING SYSTEMS. FAILURE TO SUCCESSFULLY MAINTAIN OR EXPAND THE WEB SITE AND THE SYSTEMS THAT PROCESS CUSTOMER ORDERS COULD CAUSE A LOSS OF CUSTOMERS AND NET SALES COULD BE REDUCED.

The satisfactory performance, reliability and availability of the Web site, transaction-processing systems and network infrastructure are critical to the operating results, as well as to the ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of the Web site or reduced performance of the transaction systems would reduce the volume of sales and the attractiveness of the Company's service offerings. This would seriously harm the business, operating results and financial condition.

NET SALES COULD DECREASE IF ONLINE SECURITY MEASURES FAIL.

Relationships with customers may be adversely affected if the security measures that the Company intends to use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, customers are lost, net sales could decrease. The Company intends to rely on security and authentication technology that is licensed from third parties. With this technology, the Company intends to perform real-time credit card authorization and verification with the banks. Management cannot predict whether events or developments will result in a compromise or breach of the technology used to protect a customer's personal information. Furthermore, servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The Company may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. Management cannot assure that it can prevent all security breaches.

FAILURE TO RESPOND TO RAPID TECHNOLOGICAL CHANGES COULD CAUSE SERVICES TO BECOME OBSOLETE AND THE LOSS OF CUSTOMERS

If the Company faces material delays in introducing new services, products and enhancements, customers may forego the use of the Company's services and use those of competitors. To remain competitive, the Company must continue to enhance and improve the functionality and features of the online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, the existing Web site and proprietary technology and systems may become obsolete. To develop the Web site and technology entails significant technical and business risks. The Company may use new technologies ineffectively or may fail to adapt the technology to meet customer requirements or emerging industry standards.

INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND COULD IMPAIR BUSINESS.

Other parties may assert infringement or unfair competition claims against The Company. Management cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

IF THE PROTECTION OF PROPOSED TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, BRAND AND REPUTATION COULD BE IMPAIRED AND CUSTOMERS COULD BE LOST.

The Company intends to take steps to protect proprietary rights which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to sell its products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR A FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OPERATIONS AND RESULT IN LOSS OF NET SALES.

The Company's future performance will depend on the continued services of its management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of the key personnel could seriously interrupt business. Management depends on the continued services and performance of the senior management and other key personnel. The future success also depends upon the continued service of the executive officers and other key sales, marketing and support personnel.

            B.         RISKS RELATED TO OUR INDUSTRY

DEPENDENCE ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE
COMMERCE.

The Company's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

The Company's business, financial condition and results of operations would be seriously harmed if: use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; the Internet, the Web and other online services do not become a viable commercial marketplace; or traffic to the Web site decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the Web site.

THE INABILITY TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES COULD DAMAGE THE BRAND AND REPUTATION RESULTING IN THE LOSS OF CUSTOMERS.

The Company may be unable to acquire or maintain Web domain names relating to the brand in the United States and other countries in which management may conduct business. As a result, the Company may be unable to prevent third parties from acquiring and using domain names relating to the Company's brand, which could damage its brand and reputation and take customers away from its Web site. The Company currently holds the "DENMANS.com" domain name and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

REQUIREMENTS TO CHANGE THE MANNER IN WHICH THE COMPANY CONDUCTS BUSINESS IF GOVERNMENT REGULATION INCREASES.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which the Company proposes to conduct its business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new or existing laws regulating online commerce, the Company may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, the Company may need to spend time and money revising the process by which it intends to fulfill customer orders to ensure that each shipment complies with applicable laws. The Company may need to hire additional personnel to monitor compliance with applicable laws. The Company may also need to modify its software to further protect customers' personal information.

LIABILITY FOR THE INTERNET CONTENT THAT IS PUBLISHED.

As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If the Company faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although the Company intends to carry general liability insurance, such insurance may not cover claims of these types. The Company cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business.

NET SALES COULD DECREASE IF THE COMPANY BECOMES SUBJECT TO SALES OR OTHER TAXES.

If one or more states or any foreign country successfully asserts that the Company should collect sales or other taxes on the sale of products, net sales and results of operations could be harmed. Because the Company does not currently sell any products, the Company does not currently collect sales or other similar taxes for physical shipments of goods into any states. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on the Company. In addition, any new operation could subject shipments in other states to state sales taxes under current or future laws. If the Company becomes obligated to collect sales taxes, it will need to update its system that processes customer orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase operating expenses. In addition, customers may be discouraged from purchasing products from the Company because they have to pay sales tax, causing net sales to decrease. As a result, the Company may need to lower prices to retain these customers.

            C.         RISKS RELATED TO SECURITIES MARKETS

INABILITY TO MEET FUTURE CAPITAL REQUIREMENTS.

The Company cannot be certain that additional financing will be available on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. The Company expects to require substantial working capital to fund the business. Since inception, the Company has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations for the foreseeable future. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, the Company may need to raise additional funds.

THE COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS.

The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new products or services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce industries; changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; release of lock-up or other transfer restrictions on the outstanding shares of common stock or sales of additional shares of common stock; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

DUE TO STOCK PRICE VOLATILITY, THE COMPANY COULD FACE A SECURITIES CLASS ACTION LAWSUIT.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company was sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.

YEAR 2000 RISKS

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that may fail due to the year 2000 phenomenon. If any one of the systems fails due to the Year 2000 issues, the business of the Company could be adversely affected. (For a complete discussion See: MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS - F. YEAR 2000 RISKS AND COMPLIANCE")


VII.     REGULATORY BACKGROUND
         ---------------------

The Company is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce. However, as Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because the Company's services are intended to be made available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that state or foreign country. The Company intends to qualify to do business only in Nevada. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

VIII.    DISCLOSURE
         ----------

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company. This site is available at http://www.dmsz.com.

ITEM 2.    MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

I.       PLAN OF OPERATIONS
         ------------------

     A.       Revenues and Financing
              ----------------------

The Company currently has no revenues. It intends to derive its revenues principally from the sale of jewelry and jewelry related products via the Internet. Secondary revenues are intended to be generated through major sponsorships on the Company's website and the sale of advertising on its Website although no steps have been taken by the Company in these regards. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for the Company will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain sales growth, the Company intends to expand the content and to improve the services on its Internet website, as well as researching and developing other projects that will utilize its existing facilities and expertise.

The Company has been funded to date through debt financing from private arm's length lenders. The Company has secured approximately $500,000 US through debt financing, which should enable the Company to meet its financial obligations for the next twelve to fourteen months. The sum was received by the Company pursuant to a note payable dated May 31, 1999 payable to DGD Wealth Management. The loan is unsecured, bears interest at the rate of 5% per annum and is due on May 30, 2001. The Company received the sum of $20,000 on February 1, 1999, $50,000 on April 29, 1999, $130,000 on July 2, 1999 and $300,000 on July 7, 1999.
Management believes that the $500,000 plus revenues from sales will enable the Company to meet its financial obligations for the next 12 months. No assurance can be given that revenues from sales of jewelry and jewelry related products and/or advertising will enable the Company to meet its financial obligations. As such, the Company may solicit and arrange for additional debt financing from private arm's length lenders in the event revenues do not meet the Company's financial obligations. In addition, the Company may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of existing financing, expected revenues and additional debt and/or equity financing is intended to provide the Company with sufficient operating capital for a period of approximately one year.

     B.       Operations for the Next Twelve Months
              -------------------------------------

It is the intention of the Company to have its suppliers and distribution channels in place by the middle of September 1999 and to make available to the public, its first web site in October 1999. As such, revenues are expected to commence in October 1999.

The Company intends to hire additional product, marketing, computer programming and graphic design personnel over the next twelve months as is deemed necessary by management. From customer and purchasing data obtained from the web sites during the first ten to twelve months of operations, the Company plans to make adjustments to the operations as is deemed necessary by management.

Operations to date have been limited to establishing the infrastructure and other general and administrative expenditures. Losses for the first quarter ended May 31, 1999 amounted to $37,368.

     C.       Balance Sheet Data
              ------------------

                                        At May 31, 1999     At February 28, 1999
                                        ---------------     --------------------

Working Capital                             445,123               20,921
Total Assets                                530,748               29,422
Shareholders' Equity (deficit)              (36,447)                (921)

     D.       Liquidity and Capital Resources
              -------------------------------

Cash flow used in operations for the three months ended May 31, 1999 was $42,549. The $19,102 used in investing activities consisted primarily of office and computer equipment. It is intended that revenues from sales should commence shortly after the launch of the online store. The Company intends the store to open in the middle of September, 1999 and as such, it is expected that revenues from sales should commence in the late part of September or early October, 1999. The Company anticipates that revenues from sales will not initially meet expenses and as such, the Company plans to finance operations through additional debt financing from arm's length private lenders until such time as revenues from sale meet or exceed expenses. Once achieved, the Company intends to begin repaying the private arm's length lenders. In addition, the Company may raise additional money as is deemed necessary by management through private placements of stock issued out of the treasury of the Company to individuals or corporations who have expressed interest in obtaining stock in the Company.

     E.       Impact of Inflation
              -------------------

The Company believes that inflation will not materially affect its business.

     F.       Year 2000 Risks and Compliance
              ------------------------------

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that may fail due to the year 2000 phenomenon. For example, the Company is dependent on the financial institutions involved in processing customers' credit card payments for the Internet services and a third party that hosts the Company's services. The Company is also dependant on telecommunications vendors and suppliers to maintain our network and the United States Postal Service and other third party carriers to deliver orders to customers.

The Company has identified three categories of computer systems which may be affected by the Year 2000 issue:

1. Internal Systems. The Company owns and operates computer hardware on which is loaded licensed software from major software providers. The Company uses these computers and software programs for some accounting functions, office administration functions, word processing functions and internal and external e-mail;
2. Third party Providers of Computer Systems. The Company relies on various third party providers of computer hardware and software which third parties provide critical services to the Company including, product supply, product distribution, credit card processing, website hosting, long distance Internet connectivity, e-mail providers, and substantially all other systems used by the Company in respect of the operation of the website; and
3. The General Infrastructure. This category includes the integrity and stability of the Internet in providing the Company's services, the computer systems of financial institutions and services used by customers, the utility companies used by the Company and the customers.

In respect of number 1 above, the Company has assessed the year 2000 readiness of its internal systems. All hardware and software used internally have been purchased within the previous six months and were purchased from reputable vendors with assurances therefrom that all such items, alone and in combination with each other are Year 2000 compliant. Based upon these assurances, the Company has neither incurred any expenses in relation to this assessment nor has it developed a remediation plan because it believes that it is not necessary.

In respect of number 2 above, the Company has relied upon third parties for the provision of substantially all of the systems for the operation of the website. These systems include software used to provide the Company's websites' search capabilities, customer interaction, and transaction processing and fulfillment functions, as well as firewall, security monitoring and back-up capabilities. The Company is currently assessing the Year 200 readiness of the third party supplied software, computer technology and other services of the Company's vendors. As part of the assessment, the Company is in the process of seeking assurances from these third parties that their software, computer technology and other services are Year 2000 compliant. At this time, the Company has not yet developed a contingency plan to address situations that may result if these third parties are unable to achieve Year 2000 compliance. Such contingency plan will depend on the results of the Year 2000 review and assessment, the extent of the corrective actions that have been implemented by the third parties and by the Company and the status of the distribution systems that the Company intends to establish. Based upon the results of this assessment, the Company will develop and implement, if necessary, a remediation plan with respect to the third party software, third party vendors and computer technology and services that may fail to be Year 2000 compliant. At this time, the expenses associated with this assessment and potential remediation plan are expected to be insignificant but cannot be determined with any degree of accuracy at this time. The failure of the software and computer technologies of the third parties to be Year 2000 compliant would have an adverse effect on the Company including difficulties in operating the website effectively or at all, difficulties taking customers' orders, difficulties in making product deliveries and difficulties conducting other fundamental parts of the business.

In respect of number 3 above, the Year 2000 readiness of the general infrastructure necessary to support the Company's operations is difficult to assess. For example, the Company depends on the integrity and stability of the Internet to provide the Company's services. The Company also depends on the Year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support the Company's operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential Year 2000 issues that may impact the entire infrastructure. The Company's ability to assess the reliability of this infrastructure is limited and the Company relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, the Company believes that most entities and individuals that rely significantly on the Internet are reviewing and attempting to remediate issues relating to Year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of Year 2000 issues.

A significant disruption in the ability of consumers to reliable access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for the Company's products and services. In addition, the Company may have difficulties operating portions or all of its website effectively, taking customers' orders, fulfilling and distributing customers' orders and conducting other fundamental parts of the Company's business.

The costs to address the Year 2000 compliance issues delineated above have not been determined at this time. The cost of developing and implementing a plan, if necessary, could be material and the Company may not have enough time to implement it before the year 2000. Any failure of the Company's material systems, its suppliers' material systems or the Internet to be year 2000 compliant could include difficulties in operating the website effectively, taking product orders, making product deliveries or conducting other fundamental parts of the Company's business, any one of which would have an adverse effect on the Company.


ITEM 3.    DESCRIPTION OF PROPERTY

The Company occupies 1196 square feet of commercial office space at 789 West Pender Street, Vancouver, British Columbia, Canada. This facility houses the majority of the Company's operations including production, marketing and administration. The only operation not housed at this location is the computer server on which the Company's online store is located. The building in which the Company has leased space is in the heart of downtown Vancouver and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology.

The terms of the Pender Street commercial lease are as follows: The Company leases 1196 square feet through to March 31, 2000 (12 months) at an annual rent of $28,896 USD. The Company leases said space on a month-to-month basis during the term. The Company has obtained an insurance policy as is required by the terms of the lease.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1999 by (i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

         Name and Address                    Amount and Nature                    Percent
         of Beneficial Owner                of Beneficial Owner (1)               of Class
------------------------------------------------------------------------------------------

         Douglas N. Bolen                    3,000,000                                 27.3%
         Suite 509-1188 Quebec St.           beneficial owner (2)
         Vancouver, British Columbia
         Canada, V6A 4B3
         Secretary/Director

         Kurt S. Dohlen                      3,800,000                                 34.5%
         3249 Charles Street                 beneficial owner (3)
         Vancouver, British Columbia
         Canada V6B 1A7
         Chief Operating Officer,
         President, Chairman of the Board
         & Director

         Terry G. Bowering                   100,000                                  .9%
         Dove Cove                           beneficial owner (4)
         P.O. Box 3265
         St. John's, Antigua
         West Indies
         Chief Financial Officer
         And Director

         Drew C. Parker                      100,000                                  .9%
         24 Arrow-Wood Place
         Port Moody, B.C.
         Canada, V3H 4J1
         Director

         All Directors & Executive Officers   6,500,000                              63.6%
         as a Group (4 persons)

---------------------------------------
(1) No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
(2) The BRF Family Trust, of which Douglas N. Bolen is a beneficiary enjoys legal ownership of said securities.
(3) The Longhouse Sargent Investment Trust, of which Kurt S. Dohlen is a beneficiary, enjoys legal ownership of said securities.
(4) Geneva Overseas Holdings Ltd., of which Terry G. Bowering is a beneficial owner, enjoys legal ownership of said securities.

CHANGES IN CONTROL

Management is not aware of any arrangements which may result in a change of control of the issuer.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I.       DIRECTORS AND EXECUTIVE OFFICERS
         --------------------------------

KURT S. DOHLEN, PRESIDENT, CHAIRMAN OF THE BOARD, CHIEF OPERATING OFFICER, AND DIRECTOR
3249 Charles Street
Vancouver, British Columbia
Canada, V6B 1A7
Telephone: (604) 254-9693

DOB: December 28, 1961 (Age 38)             Regina, Saskatchewan, Canada

Kurt S. Dohlen, B.A., President, Chairman of the Board, Chief Operating Officer and Director

Mr. Dohlen brings over 15 years of retail sales/marketing and senior management experience. Mr. Dohlen has considerable experience in both large corporations and entrepreneurial enterprises. Mr. Dohlen was General Manager of Hill's Indian Crafts Limited, a private art dealer with six locations, based in Vancouver, Canada from July 1990 to December 1997. From 1997 to 1999, Mr. Dohlen was involved in self-directed studies in the areas of business management with a focus on Internet Retailing. Mr. Dohlen received a Bachelor of Arts from McGill University in Montreal, Canada.

Mr. Dohlen was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.


DOUGLAS N. BOLEN, CORPORATE COUNSEL, SECRETARY AND DIRECTOR
Suite 509 - 1188 Quebec Street
Vancouver, British Columbia, Canada
Canada, V6A 4B3
(604) 506-4243

DOB: August 25, 1965 (Age 34)               Regina, Saskatchewan, Canada

Douglas N. Bolen, B.A., L.L.B. - Corporate Counsel, Secretary and Director.

Mr. Bolen brings over ten years experience in entrepreneurial enterprise. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan and his Bachelor of Laws from the University of Saskatchewan. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law. From 1992 to 1995, Mr. Bolen was attending the College of Law at the University of Saskatchewan. Mr. Bolen currently is a Director and officer of Healthnet International Inc., a Colorado based company which intends to provide health products retail services via the Internet.

Mr. Bolen was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.


DR. DREW PARKER, BUSINESS CONSULTANT AND DIRECTOR
24 Arrow-Wood Place
Port Moody, B.C.
Canada, V3H 4J1

Telephone: (604) 833-4690

D.O.B.  August 31, 1957 (Age 42)            Calgary, Alberta, Canada

Dr. Drew Parker, B.Comm, M.B.A., Ph.D., I.S.P., Business Consultant and Director

Dr. Parker is an Associate Professor of Information Technology in the Faculty of Business Administration at Simon Fraser University in British Columbia. He has taught, delivered presentations and consulted extensively in the Information Systems and Telecommunications area. He has worked with Internet business issues for over a decade.

Dr. Parker received his Bachelor of Commerce and Masters in Business Administration from the University of Calgary in Alberta and his Ph.D. from the Ivey School of Business Administration at the University of Western Ontario.

Mr. Parker was appointed to the position of Director in May 1999 to serve until his successor has been elected and qualifies.

TERRY G. BOWERING, DIRECTOR
Dove Cove
P.O. Box 3265
St. John's, Antigua
West Indies
Telephone: (268) 463-8600

DOB:  August 30, 1960 (Age 39)              Regina, Saskatchewan, Canada

Terry G. Bowering, B.Admin, M.B.A., Director

Mr. Bowering brings over fifteen years of experience in business management. Mr. Bowering has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. Currently, Mr. Bowering is President and CEO of Net-Force Systems Inc., an Antigua corporation proposing to provide entertainment services via the Internet. From January 1998 to July 1999, Mr. Bowering was Vice President of Offshore Operations for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Mr. Bowering was a financial analyst with the Asset Management Group Dept. of Crown Life Insurance, in Regina, from May 1992 to June 1996. From 1996 to 1998, Mr. Bowering worked as an investment advisor with Leveques Securities Inc., a major Canadian brokerage firm.

Mr. Bowering holds a Bachelor of Administration in Finance from the University of Regina, and a Master of Business Administration with a concentration in Strategic Management from the University of Saskatchewan. Mr. Bowering is currently completing the Chartered Financial Analysts professional designation program. As well, Mr. Bowering is currently enrolled in the external Law Programme at the University of London, U.K. and the Banking Program, University of Manchester, U.K.

Mr. Bowering was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.


II.      FAMILY RELATIONSHIPS
         --------------------

There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers.

III.     INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
         ----------------------------------------

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, legal bankruptcy proceeding under Canadian law involving Terry Bowering concluded in 1997, with Mr. Bowering receiving a judicial discharge.


ITEM 6.  EXECUTIVE COMPENSATION

The Company did not pay any compensation to its chief executive officer, any other executive officer nor to any senior employees during its first fiscal year ending February 28, 1999. Currently, the executive officers receiving salary from the Company are Kurt S. Dohlen, President, Chairman of the Board, Chief Operating Officer, who is receiving a salary of $43,290 per year and Douglas N. Bolen, Secretary, who is receiving a salary of $11,988 per year, C. Jamie Lanfranco, Vice President of Finance, who currently receiving $47,952 per year and Donna Leyland, Vice President of Marketing, who is receiving $59,940 per year.

The members of the Company's Board are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members.

There are no written employment contracts or agreements with any executive officers. Employee salaries are set by the Members of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is not aware of any transactions or proposed transactions in respect of which the Company was or is to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction other than the Company borrowed the sum of $50,000 from Mark N. Dohlen, a former shareholder and director on May 26, 1999 and repaid said sum, without interest, on July 20, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

The securities to be registered pursuant to this Form 10-SB are all of the authorized Common Stock of Denmans.com, Inc. Holders of the Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, except that in the election of Directors, each shareholder of Common Stock shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the Articles of Incorporation or the By-Laws. The total amount of shares authorized by the Company's Articles of Incorporation is 150,000,000. Of these, 100,000,000 are Common Stock and 50,000,000 are
Preferred Stock. There has been no issuance of any Preferred stock. Dividend, voting, conversion rights, liquidation rights and other rights of the Preferred Stock, if any, will be established by the Board of Directors upon issuance.

The Company has never declared or paid cash dividends on the common stock of the Company. Management intends to retain all available funds and any future earnings for use in the operation and expansion of the business and does not anticipate paying any cash dividends in the foreseeable future.

PART 2

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the common equity shares of the registrant. If the registrant successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Bulletin Board Service. As of August 27, 1999, there are approximately 17 equity holders of record of the Company's Common Stock. As of August 27, 1999, there are no shares of the Company's Common Stock subject to outstanding options or warrants to purchase or securities convertible into Common Stock of the Company. The number of shares eligible for trading will be all of the Common Stock except that which is owned by management of the Company. The Management of the Company currently owns an aggregate of 6,500,000 shares which can be sold only in compliance with Rule 144. There have been no cash dividends declared since the inception of the Company nor its subsidiaries. There are no restrictions that would limit the ability to pay dividends on common equity or that are likely to do so in the future.


ITEM 2.  LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

           EXPERTS

The consolidated financial statements of Denmans.com, Inc. at May 31, 1999, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In January 1999, the Company issued an aggregate of 6,500,000 shares of Common Stock to the initial four Directors of the Company at a price of $0.001 per common share in exchange for an aggregate of $6,500. The certificates representing these shares bear a restrictive legend. These shares were issued under the exemption from registration provided by Section 4(2) of The Securities Act 1933. On February 9, 1999, the Company executed a Form D disclosing that it relied upon Rule 504 in selling 4,500,000 shares of the Common Stock in exchange for an aggregate of $4,500 US to nine entities. This offering was done by means of a private placement to the following entities in the following amounts:

         Orleans Trading Inc.
         Central Street at Fiennes Avenue
         Besselerre, St. Kitts
         West Indies                                                   500,000

         Richland Acceptance Corporation
         P.O. Box 3140
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         Orienstar Finance Limited
         C/O Sagem - JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000

         Altmar Inc.
         P.O. Box 1062
         1 Capital Place
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         Eur-Am, B V
         Hogeweg 76-1 2042 GJ Zandvoort
         The Netherlands                                               500,000

         Fonds Mondial D'Investissement S A
         C/O Sagem -JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000

         Oriental New Investments
         8th Floor, Heng Shan Ctr.
         143 Queens Road East
         Wanchai, Hong Kong                                            500,000

         Sharp, Flint & Blunt
         P.O. Box 3140
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         La Salle Investments Ltd.
         C/O Sagem - JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 7(b) and (c) of the Company's Articles of Incorporation read as follows:

                  (b) INDEMNIFICATION. The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

                  (c) LIMITATION ON DIRECTOR'S LIABILITY. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for any breach, act, omission or transaction as to which the Colorado Business Corporation Act (as in effect from time to time) prohibits expressly the elimination or limitation of liability. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

In addition, s.7-108-402 of The Colorado Business Corporation Act indicates that the foregoing provisions shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper corporate distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.


PART F/S.  FINANCIAL STATEMENTS

         i.       DENMANS.COM, INC. AUDITED FINANCIAL STATEMENTS, MAY 31, 1999.

                               CONSOLIDATED FINANCIAL STATEMENTS


                               DENMANS.COM, INC.
                               (FORMERLY IDS INTERNET DISTRIBUTION SYSTEMS INC.) (A DEVELOPMENT-STAGE COMPANY)



                               MAY 31, 1999

                         REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Shareholders of DENMANS.COM, INC.
(FORMERLY IDS INTERNET DISTRIBUTION SYSTEMS INC.)
(A DEVELOPMENT-STAGE COMPANY)

We have audited the accompanying consolidated balance sheets of DENMANS.COM, INC. as of May 31, 1999 and February 28, 1999 and the related consolidated statements of loss, comprehensive loss, and deficit, shareholders' equity and cash flows for the three month period ended May 31, 1999 and the period from incorporation on January 6, 1999 to May 31, 1999 and February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DENMANS.com, Inc. at May 31, 1999 and February 28, 1999, and the consolidated results of its operations and its cash flows for the three month period ended May 31, 1999 and the period from incorporation on January 6, 1999 to May 31, 1999 and February 28, 1999 in conformity with accounting principles generally accepted in the United States.


                                                      /s/ Ernst & Young LLP
Vancouver, Canada,
July 16, 1999 (except as to
Note 1 which is at August 16, 1999).                  Chartered Accountants

DENMANS.COM, INC.
(FORMERLY IDS INTERNET DISTRIBUTION SYSTEMS INC.)
(A DEVELOPMENT-STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS
                           (IN UNITED STATES DOLLARS)

As at



                                                                        MAY 31,         FEBRUARY 28,
                                                                         1999               1999
                                                                           $                  $
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                                    67,631             29,282
Accounts receivable [NOTE 6]                                             7,596                 --
Note receivable [NOTE 4]                                               430,000                 --
Prepaid expenses                                                         1,666                140
Shareholder and employee loan receivable [NOTE 6]                        5,425                 --
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   512,318             29,422
----------------------------------------------------------------------------------------------------
Capital assets, net [NOTE 3]                                            18,430                  --
----------------------------------------------------------------------------------------------------
                                                                       530,748             29,422
====================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                17,195              8,501
Shareholder loan payable [NOTE 6]                                       50,000                 --
---------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               67,195              8,501
---------------------------------------------------------------------------------------------------
Note payable [NOTE 4]                                                  500,000             20,000
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      567,195             28,501
---------------------------------------------------------------------------------------------------
Commitments [NOTE 7]
SHAREHOLDERS' EQUITY
Share capital [NOTE 5]
   Authorized
      100,000,000 common shares, par value $0.001
       50,000,000 preferred shares, par value $0.001
   Issued
       11,000,000 common shares                                         11,000             11,000
Deficit accumulated in the development stage                           (47,447)           (10,079)
---------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             (36,447)               921
---------------------------------------------------------------------------------------------------
                                                                       530,748             29,422
===================================================================================================

SEE ACCOMPANYING NOTES

DENMANS.COM, INC.
(FORMERLY IDS INTERNET DISTRIBUTION SYSTEMS INC.)
(A DEVELOPMENT-STAGE COMPANY)

                            CONSOLIDATED STATEMENT OF
                      LOSS, COMPREHENSIVE LOSS, AND DEFICIT
                           (IN UNITED STATES DOLLARS)


                                                     FOR THE      FOR THE PERIOD FROM  FOR THE PERIOD FROM
                                                   THREE MONTH     INCORPORATION ON     INCORPORATION ON
                                                  PERIOD ENDED      JANUARY 6, 1999      JANUARY 6, 1999
                                                     MAY 31,        TO FEBRUARY 28,        TO MAY 31,
                                                      1999               1999                 1999
                                                        $                  $                    $
----------------------------------------------------------------------------------------------------------
EXPENSES
Accounting and legal                                   7,352             6,146             13,498
Amortization                                             672                --                672
Foreign exchange loss                                  1,333                --              1,333
General and administrative                            11,235               800             12,035
Incorporation costs                                      412             3,133              3,545
Salaries and benefits                                 15,061                --             15,061
Telecommunications                                     1,303                --              1,303
----------------------------------------------------------------------------------------------------------
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD            37,368            10,079             47,447

Accumulated deficit, beginning of period              10,079                --                 --
----------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF PERIOD                    47,447            10,079             47,447
==========================================================================================================

LOSS PER COMMON SHARE                                  0.00               0.00               0.00
==========================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING FOR THE PERIOD                     11,000,000        11,000,000         11,000,000
==========================================================================================================

SEE ACCOMPANYING NOTES

DENMANS.COM, INC.
(FORMERLY IDS INTERNET DISTRIBUTION SYSTEMS INC.)
(A DEVELOPMENT-STAGE COMPANY)

                            CONSOLIDATED STATEMENT OF
                              SHAREHOLDERS' EQUITY
                           (IN UNITED STATES DOLLARS)



                                                                                          DEFICIT
                                                                                      ACCUMULATED IN
                                                           COMMON STOCK               THE DEVELOPMENT
                                                     SHARES             AMOUNT             STAGE
                                                        #                  $                 $
-----------------------------------------------------------------------------------------------------
BALANCE, JANUARY 6, 1999                                  --                --                 --
Common shares issued for cash                     11,000,000            11,000                 --
Loss for the period                                       --                --            (10,079)
-----------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 1999                        11,000,000            11,000            (10,079)
Loss for the period                                       --                --            (37,368)
-----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                             11,000,000            11,000            (47,447)
=====================================================================================================

SEE ACCOMPANYING NOTES

DENMANS.COM, INC.
(FORMERLY IDS INTERNET DISTRIBUTION SYSTEMS INC.)
(A DEVELOPMENT-STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (IN UNITED STATES DOLLARS)


                                                     FOR THE      FOR THE PERIOD FROM  FOR THE PERIOD FROM
                                                   THREE MONTH     INCORPORATION ON     INCORPORATION ON
                                                  PERIOD ENDED      JANUARY 6, 1999      JANUARY 6, 1999
                                                     MAY 31,        TO FEBRUARY 28,        TO MAY 31,
                                                      1999               1999                 1999
                                                        $                  $                    $
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                  (37,368)          (10,079)           (47,447)
Amortization                                             672                --                672
Increase in accounts receivable                       (7,596)               --             (7,596)
Increase in prepaid expenses                          (1,526)             (140)            (1,666)
Increase in accounts payable and accrued liabilities   8,694             8,501             17,195
Increase in shareholder and employee loan
   receivable                                         (5,425)               --             (5,425)
----------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                    (42,549)           (1,718)           (44,267)
----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                          (19,102)               --            (19,102)
----------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                    (19,102)               --            (19,102)
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in note payable                             480,000            20,000            500,000
Increase in note receivable                         (430,000)               --           (430,000)
Issuance of share capital                                 --            11,000             11,000
Increase in shareholder loan payable                  50,000                --             50,000
----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                100,000            31,000            131,000
----------------------------------------------------------------------------------------------------------

INCREASE IN CASH DURING THE PERIOD                    38,349            29,282             67,631
Cash, beginning of period                             29,282                --                 --
----------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                   67,631            29,282             67,631
==========================================================================================================

SEE ACCOMPANYING NOTES

1.  NATURE OF BUSINESS

DENMANS.com, Inc. (the "Company") was incorporated on January 6, 1999 in the State of Colorado as IDS Internet Distribution Systems Inc. and is currently in the development stage. On July 23, 1999 the Company changed its name from IDS Internet Distribution Systems Inc. to DENMANS.com, Inc.

The Company intends to establish itself as an online retailer of jewelry and jewelry related products. The Company's proposed online store intends to offer broad selection, informative content, easy-to-use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations.

DENMANS.com, Inc. has two wholly owned subsidiaries; Denmans Jewelry (USA) Inc. and Denmans Jewelry (Canada) Inc.

Denmans Jewelry (USA) Inc. was incorporated on March 8, 1999 as IDS Jewelry U.S.A. Inc. On July 28, 1999, IDS Jewelry U.S.A. Inc. changed its name to Denmans Jewelry (USA) Inc. It was incorporated in the State of Nevada and is intended to function as the operating company for the United States market.

Denmans Jewelry (Canada) Inc. was incorporated on March 25, 1999 as IDS Jewelry Canada Inc. On August 1, 1999, IDS Jewelry Canada Inc. changed its name to Denmans Jewelry (Canada) Inc. It was incorporated in the Province of British Columbia and is intended to function as the operating company for the Canadian market.

The Company has selected February as its fiscal year end. In the opinion of management, the interim financial statements for the quarter ended May 31, 1999 reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at May 31, 1999 and the results of operations and cash flows for the respective three month period ended May 31, 1999 in accordance with accounting principles generally accepted in the United States.


2.  SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with generally accepted accounting principles in the United States. The following is a summary of the significant accounting policies used in the preparation of these financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

FINANCIAL INSTRUMENTS

The carrying values of the Company's financial instruments approximate fair values, except as otherwise disclosed in the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS133 `Accounting for derivative instruments and hedging activities'. SFAS133 is effective for financial statements for fiscal years beginning after June 15, 2000.

SFAS133 currently has no impact on the Company.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the amounts of the Company and all its subsidiaries. All significant intercompany balances and transactions have been eliminated.

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Capital assets are depreciated over their useful lives as follows:

     Office furniture                                  10% declining balance
     Computer hardware                                 30% declining balance
     Computer software                                  1 year straight line
     Internet software                                  2 years straight line

The Company recognizes only 50% of the depreciation in the year of acquisition.

2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the year end rates of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange in effect at the date of the transaction. Foreign currency revenue and expense items, except amortization are translated at average monthly rates of exchange. Exchange gains or losses are included in the statements of loss as incurred. Amortization is translated at the same rate as the related assets.

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and balances with banks.

LOSS PER COMMON SHARE

The loss per common share has been determined by dividing the loss for each period by the weighted average number of common shares of the Company outstanding during each period.


3.  CAPITAL ASSETS

Capital assets of the Company consist of the following:

                                                                     ACCUMULATED         NET BOOK
                                                      COST           DEPRECIATION          VALUE
                                                        $                  $                 $
--------------------------------------------------------------------------------------------------
MAY 31, 1999
Office furniture                                       5,598                70              5,528
Computer software                                        620                78                542
Computer hardware                                     11,250               422             10,828
Internet software                                      1,634               102              1,532
--------------------------------------------------------------------------------------------------
                                                      19,102               672             18,430
==================================================================================================


At February 28, 1999, capital asset balances of the Company were $nil.

4.  NOTE PAYABLE

Note payable at May 31, 1999 of $500,000 is due to DGD Wealth Management. The note payable, which is unsecured, bears interest at the rate of 5% per annum and is due on May 31, 2001. Management believes the fair value of the note approximates its carrying value.

The note payable became effective on May 31, 1999. However, as at May 31, 1999, the Company had not received the funds from DGD Wealth Management. Since a liability existed at May 31, 1999, the Company was required to record a receivable for $430,000, representing the funds not yet advanced to the Company. The Company received these funds in two installments of $130,000 and $300,000 on July 2, 1999 and July 7, 1999 respectively.


5.  STOCK OPTIONS

At May 31, 1999, 1,000,000 common shares were reserved for issuance pursuant to exercise of stock options to be granted to the directors and officers of the Company.


6.  RELATED PARTY TRANSACTIONS

Accounts receivable at May 31, 1999 includes $2,712 due from Healthnet International Inc., a company under common ownership. The receivable is non-interest bearing and without specific terms of repayment.

The shareholder loan payable of $50,000 at May 31, 1999 is due to Mark Dohlen, a shareholder and director of the Company. The loan, which is unsecured, is non-interest bearing and payable on demand.

Shareholder and employee loan receivable at May 31, 1999 includes $4,408 due from Douglas Bolen, a shareholder and director of the Company. The receivable is non-interest bearing and without specific terms of repayment.


7.  COMMITMENTS

The Company has entered into an operating lease in respect of its office premises on a month by month basis. The monthly lease payment is $2,408.

8.  YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


9.  SUBSEQUENT EVENT

On July 10, 1999, the Company entered into a storefront development agreement requiring; a) payment of initial development costs of $64,400 according to a predetermined schedule; and b) monthly maintenance payments of $2,040/month starting September 1999 for a minimum period of six months. The minimum commitment will be $76,640 for the year ending February 2000. The term of the agreement is for six months, however, the agreement is renewable at the option of the Company.

On July 12, 1999, the Company made the required down payment of $28,800.

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS




We consent to the use of our report dated July 16, 1999 in the Registration Statement (Form 10-SB) of DENMANS.com, Inc. (formerly IDS Internet Distribution Systems Inc.) for the registration of its common stock.






Vancouver, Canada                                          Ernst & Young LLP
August 31, 1999                                          Chartered Accountants


PART III.  INDEX TO EXHIBITS

2.       (i)      Articles of Incorporation
         (ii)     Bylaws

6.       Material Contracts
         (i)      Webcast Systems Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Denmans.com, Inc.
                                                  (Registrant)

Date:    August 30, 1999


          /s/ "Kurt S. Dohlen"
         -----------------------------------------------------------------------
         Kurt S. Dohlen, President, Chairman of the Board, Chief Operating Officer and Director

Date:    August 30, 1999


          /s/ "Douglas N. Bolen"
         -----------------------------------------------------------------------
         Douglas N. Bolen, Corporate Counsel, Secretary and Director